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July 8, 1999

Mr. Carrol R. Pruett
President and Chairman
Mid-State Bancshares
1026 Grand Avenue
Arroyo Grande, California 93420

Mr. Eloy U. Ortega
President & Chief Executive Officer
City Commerce Bank
33 East Carrillo Street
Santa Barbara, California 93101



Dear Mr. Pruett and Mr. Ortega:

This opinion is being furnished to you in connection with the proposed merger of City Commerce Bank with and into Mid-State Bank, a wholly owned subsidiary of Mid-State Bancshares, with Mid-State Bank surviving the merger (the "Bank Merger"), which is expected to be completed on or about September 1, 1999, ("the Effective Date"). You have requested our opinion concerning the following:

- That the Bank Merger will qualify as a reorganization under Sections 368(a)(1)(A) and (a)(2)(D) of the Internal Revenue Code of 1986, as amended ("the Code").(1)

- That the exchange by the City Commerce Bank stockholders of their City Commerce Bank stock solely for Mid-State Bancshares common stock will not result in the recognition of any gain or loss for federal income tax purposes to such stockholders.

RELIANCE ON CERTAIN FACTS, ASSUMPTIONS, AND REPRESENTATIONS

In rendering our opinion, we have relied upon the accuracy and completeness of the facts and information as contained in the Agreement to Merge and Plan of Reorganization dated as of April 19, 1999 ("the Agreement"), Form S-4 Registration Statement ("Form S-4") including all exhibits attached thereto, and the representations included as an attachment to this memorandum. Duly authorized officers of Mid-State Bancshares and City Commerce Bank have represented that such facts, assumptions, and representations are true, correct, and complete. However, we have not independently audited or otherwise verified any of these facts, assumptions, or representations. A misstatement or omission of any fact or a change or


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(1) Unless otherwise noted herein, all Section references are to the Code or
Treasury Regulations ("Treas. Reg.") promulgated thereunder.


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Mr. Carrol R. Pruett
Mr. Eloy U. Ortega
July 8, 1999

amendment in any of the facts, assumptions, or representations upon which we have relied may require a modification of all or a part of this Opinion.

In addition, the Opinion is based on such facts, assumptions, and representations as represented to us as of the date of this Opinion. Any changes in the facts, assumptions, or representations upon which we have relied between the date of this Opinion and the actual closing of the Bank Merger may require a modification of all or part of the Opinion. If needed, we will update our Opinion as of the date of the Bank Merger. However, we will require a representation that none of the facts or representations have changed between the date of this Opinion letter and the date of the Bank Merger. Otherwise, we have no responsibility to update this Opinion for events, transactions, circumstances, or changes in any of such facts, assumptions, or representations occurring after this date.


PROPOSED TRANSACTION

Our understanding of the proposed transaction, as described in the Agreement, is as follows:

     1. On the Effective Date, City Commerce Bank will be merged with and into Mid-State Bank, with Mid-State Bank being the survivor, under California State law. All assets, rights, franchises, titles and interests of City Commerce Bank shall be transferred to and vested in Mid-State Bank by virtue of the Bank Merger. The separate corporate existence of City Commerce Bank will terminate.

     2. On the Effective Date, the shareholders of City Commerce Bank will exchange all of their shares of City Commerce Bank stock solely for Mid-State Bancshares voting common stock, except for cash in lieu of fractional shares and dissenters' shares. The exchange of common stock will be in accordance with the "Exchange Ratio" as defined in section 1.1 of the Agreement.

     3. Mid-State Bancshares will grant substitute options pursuant to its stock option plan to each person who has at the Effective Date an outstanding option to purchase shares of City Commerce Bank common stock.

     4. Pursuant to Form S-4 and the Agreement, each substitute stock option so granted by Mid-State Bancshares pursuant to its stock option plan to replace a City Commerce Bank stock option will be 100% "vested" and will be exercisable for that number of whole shares of Mid-State Bancshares common stock equal to the product of (1) the number of shares of City Commerce Bank common stock that were purchasable under such City Commerce Bank stock option plan immediately prior to the Effective Date, multiplied


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          by (2) the Exchange Ratio, rounded down to the nearest whole number of shares of Mid-State Bancshares common stock. Further, each and every substitute stock option so granted shall provide for a per share exercise price which shall be equal to the quotient determined by dividing (A) the exercise price per share of City Commerce Bank common stock at which such City Commerce Bank stock option was exercisable immediately prior to the Effective Date by (B) the Exchange Ratio.


ADDITIONAL REPRESENTATIONS

Officers of Mid-State Bancshares and City Commerce Bank have made certain representations to Arthur Andersen regarding the Bank Merger. The representations are attached hereto. Mid-State Bancshares, Mid-State Bank and City Commerce Bank understand and intend that Arthur Andersen LLP will rely on these representations and assume them to be accurate as of the date hereof, and the Effective Date of the Bank Merger, without further inquiry on its part, in rendering its opinion with respect to the Bank Merger.


OPINION

Based upon the aforementioned, it is our opinion that:

a) The Bank Merger will qualify as a reorganization under Sections 368(a)(1)(A) and (a)(2)(D) of the Code. Mid-State Bancshares, Mid-State Bank and City Commerce Bank each will be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

b) City Commerce Bank will recognize no gain or loss on the transfer of its assets, subject to liabilities, to Mid-State Bank solely in exchange for Mid-State Bancshares common stock and cash in lieu of fractional shares of Mid-State Bancshares (Section 361(a)). In addition, City Commerce Bank will recognize no gain or loss on the distribution to its shareholders of the Mid-State Bancshares stock and cash in lieu of fractional share interests received in the Bank Merger (Section 361(c)).

c) The tax basis of the City Commerce Bank assets in the hands of Mid-State Bank will be the same as the tax basis of those assets in the hands of City Commerce Bank immediately prior to the Bank Merger (Section 362(b)).

d) The holding period of the assets of City Commerce Bank in the hands of Mid-State Bank will include the period during which such assets were held by City Commerce Bank (Section 1223(2)).


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e)   No gain or loss will be recognized to either Mid-State Bank or Mid-State
     Bancshares on the receipt of the assets of City Commerce Bank in the Bank Merger (Section 1032 and Treas. Reg. Section 1.1032-2).

f) No gain or loss will be recognized by a shareholder of City Commerce Bank on the receipt solely of Mid-State Bancshares common stock in exchange for their shares of City Commerce Bank common stock (Section 354(a)(1)).

g) The payment of cash to shareholders of City Commerce Bank in lieu of fractional share interests of Mid-State Bancshares common stock will be treated as if the fractional shares actually were distributed as part of the exchange and then redeemed by Mid-State Bancshares. These cash payments will be treated as having been received as a distribution in redemption of that fractional share interest subject to the conditions and limitations of Section 302 of the Code. If a fractional share interest in Mid-State Bancshares common stock would have constituted a capital asset in the hands of a redeeming shareholder, and the actual receipt and redemption of such fractional interest would have qualified for sale or exchange treatment, any resulting gain or loss should be characterized as capital gain or loss in accordance with the provisions and limitations of Subchapter P of Chapter 1 of the Code.

h) The tax basis of the shares of Mid-State Bancshares common stock to be received by shareholders of City Commerce Bank pursuant to the Bank Merger will be the same as the basis of the shares of City Commerce Bank common stock surrendered in exchange therefor, decreased by the amount of basis allocated to any fractional share of Mid-State Bancshares common stock that is constructively received by the City Commerce Bank shareholder and immediately redeemed for cash (Section 358(a)).

i) The holding period of the shares of Mid-State Bancshares common stock to be received by shareholders of City Commerce Bank pursuant to the Bank Merger will include the holding period of shares of City Commerce Bank common stock exchanged therefor, provided that the shares of City Commerce Bank common stock are held as capital assets on the Effective Date of the Bank Merger (Section 1223(1)).

j) No gain or loss will be recognized for federal income tax purposes by the holders of outstanding stock options granted under City Commerce Bank's stock option plan as a result of the granting, pursuant to the Bank Merger, of substitute options pursuant to Mid-State Bancshares's stock option plan.


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k)   The granting of any substitute incentive stock option under the Mid-State
     Bancshares stock option plan, to a holder of a City Commerce Bank stock option, under the City Commerce Bank stock option plan, will not be deemed a "modification" of City Commerce Banks' existing incentive stock option plan under Code Section 424(h)(3), provided the requirements of Section 424(a)(1) and (2) are satisfied.

Except as stated in items "a" through "k" above, we express no opinion on the impact, if any, of any other sections of the Code, including but not limited to
Section 382, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.


PREMISE OF OPINION

The Opinion is based solely on our interpretation of the Code; Treas. Regs. thereunder; relevant judicial decisions; and guidance issued by the Internal Revenue Service (the "Service") including revenue rulings and revenue procedures; and other authorities that we deemed relevant; in each case as of the date of this Opinion.

U.S. federal income tax laws and Treas. Regs., and the interpretations thereof, are subject to change, which changes could adversely affect this Opinion. If there is a change in the Code, the Treas. Regs. thereunder, the administrative guidance issued thereunder, or in the prevailing judicial interpretation of the foregoing, the Opinion expressed herein would necessarily have to be reevaluated in light of any such changes. The Opinion is as of the date of this letter and we have no responsibility to update this Opinion for changes in applicable law or authorities occurring after this date, unless as mentioned above, you request that we update our opinion as of the date of the Bank Merger.

The Opinion does not address the potential tax consequences of any transactions, events, or circumstances other than the transaction as described herein. In addition, the Opinion is limited to the U.S. federal income tax consequences set forth below. It does not address any non-income, state, local, or foreign tax consequences of the transaction. We also express no opinion on non-income tax issues, such as corporate law or securities matters.

The Opinion does not address the U.S. federal income tax consequences of the transaction to any City Commerce Bank common stockholder that has a special status, including (without limitation) insurance companies; financial institutions; broker-dealers; foreign corporations, estates and trusts not subject to U.S. federal income tax on their income regardless of source, and persons who are not citizens or residents of the United States; and persons who acquired stock as the result of the exercise of an employee stock option, pursuant to an employee stock


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purchase plan, or otherwise as compensation.  Accordingly, any shareholders of
City Commerce Bank having such special status will need to consult with their own independent tax advisors with respect to the tax treatment of the Bank Merger.

The Opinion is not binding on the Service, and there can be no assurance that the Service will not take positions contrary to the Opinion or will not be successful in sustaining such contrary positions. However, should the Service challenge the U.S. federal income tax treatment of the matters discussed herein, the Opinion reflects our assessment of the probable outcome of litigation based solely on an analysis of the existing authorities relating to such matters.

The Opinion is solely for the benefit of Mid-State Bancshares, Mid-State Bank and City Commerce Bank, and their respective shareholders and is not intended to be relied on by anyone other than those parties specified. Due to the individual nature of the tax consequences of the Bank Merger, it is recommended that Mid-State Bancshares and City Commerce Bank shareholders consult their own independent tax advisor concerning the individual tax consequences to them. You do hereby have our express consent to include copies of this letter as an exhibit to the Agreement, as an exhibit in the Form S-4 for the Bank Merger and by making reference to us and our opinion in the Proxy Statement-Prospectus forming a part of the Registration Statement. Except to the extent expressly permitted hereby, and without the prior written consent of this firm, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity.

Very truly yours,




ARTHUR ANDERSEN LLP
July 8, 1999


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